FOR IMMEDIATE RELEASE

        NEWS RELEASE

CANALASKA URANIUM OUTLINES 2010 EXPLORATION PLANS

Vancouver, Canada, November 30th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to provide an update of current and proposed exploration activities for 2009-2010 for its uranium exploration projects in the Athabasca Basin, Saskatchewan, Canada.

2009 - $6.8 million Exploration Undertaken

In 2009, CanAlaska carried out $6.8 million of exploration in the Athabasca Region.  Cdn$4.8 million was funded by CanAlaska’s international strategic partners.  This work involved initial drill tests on Grid #4 at the West McArthur project, optioned to Mitsubishi Development Pty. and the geophysical outline of uranium targets in four of five discrete areas in the middle of the Cree East project, joint-ventured with the Korean Consortium comprising Hanwha, KORES, KEPCO and SK Energy.  Additional exploration was carried out with East Resource Inc. on the Poplar project, involving the participation of an evaluation team of six Chinese geologists working together with CanAlaska personnel.

New 2009 Discovery at Fond Du Lac

CanAlaska’s crews working on the Fond Du Lac project during the summer field season intercepted a new zone of uranium mineralization in basement rocks.  The epithermal-style uranium mineralization hosted within breccias provided a long drill intersection of 40.4 metres, averaging 0.32% U3O8, and was the most successful drill hole of the year (see September 22, 2009 News Release).  Further drilling on this zone is planned for early in 2010.

2010 -  Over $15 million Budgeted Exploration

West McArthur:  $3.5 million Budget - 7 Planned Drill Holes

In December, the Company will commence the first exploration work for the winter season.  Geophysical crews will be carrying out fieldwork in preparation for a $3.5m drill program on the West McArthur project.  The Company is particularly anxious to re-commence drill testing on the Grid 1-2 area of the project, which has been in hiatus for the past two years.  Prior drilling by the Company in this area had intercepted trace uranium mineralization in three separate drill holes.  The nature of the alteration associated with the drilling, as well as from the earlier geophysical surveys, indicated a number of discrete targets which have been the subject of intense review, re-testing and prioritization for the past field seasons.  At least seven drill holes will be completed over the winter season on these high-priority targets. (see May 29, 2007 News Release for images of the geophysical responses and previous drill holes)

Cree East:  $5.8 million Budget - 32 Planned Drill Holes

An extensive drill program will commence on the Cree East project in January, 2010.  Previous geophysical modelling and initial drill tests have outlined four zones (Zones A-D) of uranium mineralization and hydrothermally-altered rocks associated with major basement offsets along a 4 km mineralizing trend.  Drill hole spacing in the target areas from previous drilling in 2008 and early 2009 is from between 100 to 200 metres.  Most of the 2010 targets are located between existing holes, or are short step-outs from existing holes.  The new drilling will attempt to cross-cut the fault and alteration modelled by the existing holes, geology and geophysics.

Northwest Territories
Poplar
Camsell
Grease River
Kasmere
NE Wollaston
Black Lake
Lake Athabasca
Fond du Lac
Helmer
Alberta
Carswell
Winter 2010 Drill Programs
Misty
Collins Bay Extension
Waterbury
Hodgson
Manitoba
Arnold
West McArthur
Mc Tavish
Cree West
Cree East
Moon
Ford
Key
Alberta
Saskatchewan

ATHABASCA BASIN

Uranium Deposits
CanAlaska Projects
Areva/Cameco/UEX

CanAlaska Winter 2010 Drill Projects in the Athabasca Basin

0 25 50 75 100
Kilometres

Nov 26, 2009
NAD 83, UTM Zone 13
Map Drafted by Ana Sirbu (CanAlaska Uranium Ltd.)

Additional targets on the Cree East project have been defined following intensive airborne and ground geophysical work over summer 2009.  At zones G, H and I, there appear to be further zones of extensive hydrothermal alteration.  Correlation of the current surveys with anomalous uranium and alteration in six historical holes dating from 1981 (two fences of three holes at G), shows the strong potential for additional structurally-controlled uranium mineralization in the basement, and possible significant enrichment at the unconformity.

The 2010 program at Cree East is currently budgeted at $5.8M, testing 5 targets with approximately 32 drill holes across a prolonged, Winter-Summer drill campaign.

Fond Du Lac:   $0.6 million Budget - 10 Planned Drill Holes :

The Fond Du Lac exploration program will commence in January 2010, and will focus primarily on the shallow target in the vicinity of drill hole FDL-017, which intercepted 40.2 metres assaying an average of 0.32% U3O8.  This hole was drilled in late August, 2009.  Winter access will allow a more targeted follow-up program.

The mineralogical study, geophysical interpretations and geological modeling indicate that the historical mineralization in the sandstone at Fond Du Lac may be a re-mobilized event, and that the mineralization in the basement rocks drilled in hole FDL-017 is a probable source for the sandstone hosted deposit.  The structures which host the mineralization appear to be controlled by the fault splays and dislocation caused by cross-cutting open faults and mylonitic fault zones associated with the regional Grease River fault system.

The trend of the main fault offsets radiating from the mineralized zones intercepted in drillholes FDL-017 and FDL-020 will be tested on a close-spaced pattern.  Additional drilling will also be carried out in the vicinity of the deposit and a nearby mineralized boulder train in an attempt to locate further mineralized pods and basement faults.  In these areas, the depth to the unconformity is less than 50 metres.  This has allowed clear geophysical modeling (IP resistivity, gravity and airborne EM), and will allow for substantive drilling on specific targets.

Collins Bay Extension:  $0.6 million Budget – 5 - 7 Planned Drill Holes:

In July 2009, the Company acquired an option on the Collins Bay Extension project from Bayswater Uranium (see July 15, 2009 News Release).  The project property is immediately adjacent to the current-producing underground mine at Eagle Point and the past-producing open pit mines at Collins Bay and Rabbit Lake, mined by Cameco Corporation and its predecessors.

In September, 2009, CanAlaska’s field crews mapped and sampled mineralization in the Fife Island area, located north of the Eagle Point mine and along the same geological trend, in preparation for the upcoming winter drill program.

CanAlaska's immediate interest is to drill-test the structurally-controlled uranium mineralization intersected in historical (1984) Minatco drill holes MWLD8 to MWLD13.  The best of these holes intersected 0.152 per cent U3O8 over four metres (over three pounds per ton U3O8), along an offset structure on the northern part of Fife Island, in an area designated as the Vic Zone.

The drill target is at shallow depth (110 metres) and will be tested with at least five holes adjacent and below the intersection.  Additional drill holes are planned for the on-strike extension of the structural splay.

Poplar:  16 Planned Drill Holes

In August and September 2009, CanAlaska’ exploration crews worked with a six-man geological team from China  and detailed uranium mineralization across the Poplar project in conjunction with East Resource Inc.

The project has a number of significant target areas (see Feb 6, 2009 News Release), hosting uranium, gold, platinum and rare earth mineralization.  CanAlaska is working to conclude an agreement for an option on the project based on the earlier MOU signed with East Resource Inc. (see June 25, 2009 News Release).   This MOU allows for a very significant amount of exploration and drilling to be carried out on the project.

In February, 2010, the Company expects to commence drill programs focused on two separate target areas.  The first target is located in Felix Bay, drill testing a 1 km long zone of mineralization and alteration, much of which is on the water’s edge or at shallow depth.  The second target is within Lake Athabasca, at the northern limit of the Athabasca Sandstone Basin.  The target has been determined from airborne EM surveys, and followed-up with marine seismic and lake sediment geochemistry.  Two very strong, adjacent conductive zones with strong lake sediment geochemistry for uranium will be tested, with drilling focusing on the sharply-defined fault structures which offset the overlying sandstone and the unconformity.  In this area, the unconformity is covered by an inferred 50 to 100 metres of sandstone.

McTavish:  Commencement of $4 million Exploration Earn-In:

The McTavish project, located in the southeast of the Athabasca Basin between the Cree East and West McArthur projects, and west of the Cameco’s Millennium deposit, hosts a well-defined airborne EM target associated with graphitic horizons.

The project was optioned to Kodiak Exploration in August, 2009 (see Aug 10, 2009 News Release), with a minimum exploration expenditure of $600,000 due by August, 2010.  The Company has been informed by Kodiak that exploration is due to commence in January, 2010 and will be focused on drill-testing the core of the main electromagnetic target.  Previous drilling by Kodiak in Winter 2009 on an adjacent property had identified anomalous uranium mineralization, with drillhole WM09-04 intersecting a 69-metre-thick fractured graphitic and pyritic pelite unit containing up to 0.13 per cent U3O8.  This hole is located only 400 metres from the McTavish project, underscoring the excellent potential of the target on the CanAlaska claims.

NE Wollaston / Kasmere:  Re-Activation of Exploration

The Company is also expecting to re-commence operations on the NE Wollaston and the Kasmere projects in Manitoba in Summer 2010 following the receipt of new work permits from the Manitoba Ministry of Innovation, Energy and Mines.  The first work in these areas will be to follow-up on CanAlaska’s 2007 work on the large number of uranium and rare earth targets and mineral trends identified across the project areas.  (see Oct 20, 2009 and February 28, 2008 News Releases)

The Company is very pleased with the development of its exploration projects over the past 5 years under the direction and supervision of Dr. Karl Schimann, Vice President - Exploration.  Our exploration strategy has built upon the strong geological understand now emerging for the many uranium deposits and mineralizing systems in the Athabasca area, and our progressive success at delineating deep exploration targets, and targets in previously under-explored areas of the Athabasca Basin and along the prolific Wollaston Mineral Belt.  In 2010, we will have the first of many strong opportunities to infill drill targets which have shown great potential for new uranium discoveries.

Despite the continuing uncertainty in the economy, CanAlaska continues to distinguish itself among the Canadian uranium exploration community in maintaining highly complementary strengths in both technical operations and financial acuity.  The Company is able to commit to the aggressive exploration program outlined above based on its strong internal treasury, which presently totals over $6 mil., and the financial support it receives from its strongly-capitalized strategic partners, both domestic and international.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$60 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has undertaken to provide the Company C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. Exploration recently commenced on the Poplar Project with Chinese mining partner East Resource Inc., comprising a potential 100,000 metres of drill testing. In addition, Canadian explorer Kodiak Exploration has also optioned the McTavish Project to advance exploration with the goal of attaining a 60% project interest earn-in by delineating a minimum of 35 million pounds U3O8.

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

Endnotes

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211

Email: info@canalaska.com